Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272939

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED MAY 5, 2025)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 5, 2025 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-272939), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on May 16, 2025 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial and Operating Results for the three months ended March 31, 2025

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated May 15, 2025, announcing its financial and operating results for the three months ended March 31, 2025.

EXHIBIT INDEX

99.1	Press Release dated May 15, 2025

*****

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports financial and operating results for the first quarter of 2025

Athens, Greece, May 15, 2025 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the first quarter ended March 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $46,000 per day.

•	All of our vessels are unencumbered.

•

Fleet operational utilization of 91.7% for the three months ended March 31, 2025, mainly due to the commercial idle days of the Aframax tanker operating in the spot market. Vessels operating under time charter employment had minimal idle days.

•

Revenues of $8.7 million for the three months ended March 31, 2025, corresponding to a daily TCE I of $16,202, as compared to revenues of $12.8 million for the three months ended March 31, 2024, corresponding to a daily TCE of $36,480.

•	Cash balance of $15.7 million at the end of Q1 2025.

•	For the first quarter of 2025, daily TCE decreased by 56% as compared to the same period in 2024.

•	Net Income of $7.9 million, EBITDA[i] of $9.7 million and Earnings per Share, Basic, of $14.89 for the three months ended March 31, 2025.

•	Adjusted net income[i] of $1.2 million for the three months ended March 31, 2025, a decrease of 73% compared to $4.5 million for the three months ended March 31, 2024.

•	Adjusted EBITDA[i] of $3.0 million for the three months ended March 31, 2025, a decrease of 53% compared to $6.4 million for the three months ended March 31, 2024.

•

In April 2025, the Company paid $14.6 million to the sellers of the bulk carrier Eco Spitfire, thus concluding the final balance due, representing 90% of the purchase price of the vessel. The funds used were provided by operations, cash on hand and net proceeds from equity offerings.

•	The Company has met all of its Capex obligations, totaling $59.2million, without resorting to any bank loans.

•

The Company recorded a non-cash adjustment of $6.9 million as “Gain on Warrants” for the three months ended March 31, 2025, mainly due to the change in the fair value of warrants between December 31, 2024 and March 31, 2025.

i TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

First Quarter 2025 Results:

•

Voyage revenues for the three months ended March 31, 2025 amounted to $8.7 million, a decrease of $4.1 million compared to revenues of $12.8 million for the three months ended March 31, 2024, primarily due to the decrease in charter rates. Total calendar days for our fleet were 360 days for the three months ended March 31, 2025, as compared to 273 days for the same period in 2024. Of the total calendar days in the first quarter of 2025, 247, or 68.6%, were time charter days, as compared to 164 or 60.1% for the same period in 2024. Our fleet utilization was 100.0% for both periods of three months ended March 31, 2025 and 2024.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2025 were $2.8 million and $2.2 million, compared to $2.8 million and $1.8 million for the three months ended March 31, 2024. The increase in vessels’ operating expenses was attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended March 31, 2025 included bunkers cost and port expenses of $1.5 million and $0.9 million respectively, corresponding to 54% and 32% of total voyage expenses, since the vessel Afrapearl II operated in the spot market. Operating expenses for the three months ended March 31, 2025 mainly included crew expenses of $1.1 million, corresponding to 50% of total operating expenses, spares and consumable costs of $0.4 million, corresponding to 18% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 14% of total vessel operating expenses.

•

Depreciation for the three months ended March 31, 2025 was $1.6 million, a $0.2 million increase from $1.4 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended March 31, 2025 were $0.16 million, a $0.04 million increase from $0.12 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three-month periods ended March 31, 2025 and 2024 were $0.7 million and $1.5 million respectively. The decrease is mainly related to the decrease in expenses allocated to warrants issued as part of the two public offerings that occurred in the three-month period ended March 31, 2024 and classified as liabilities.

•

Interest and finance costs for the three months ended March 31, 2025 were $0.3 million and mainly related to the accrued interest expense – related party, in connection with the $14.6 million payable, representing 90% of the acquisition price of our bulk carrier, the Eco Spitfire; this balance was completely settled in April 2025. For the three months ended March 31, 2024, we reported $0.7 million as accrued interest expense – related party, in connection with $38.7 million payable, representing 90% of the acquisition price of our Aframax tanker, the Afrapearl II; this balance was completely settled in July 2024.

For accounting purposes, the outstanding balances payable on the two vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amounts ultimately paid remained consistent with the originally agreed purchase prices.

•

Interest income for the three months ended March 31, 2025 and 2024 was $0.1 million and $0.2 million respectively. The decrease is mainly attributed to a lower amount of funds placed under time deposits.

•

Gain on warrants for the three months ended March 31, 2025 was $6.9 million and mainly related to net fair value gains on our Class B-1, Class B-2, Class C-1 and Class C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and were classified as liabilities.

•

Adjusted net income was $1.2 million, corresponding to an Adjusted EPS, basic, of $1.05 for the three months ended March 31, 2025 compared to an Adjusted net income of $4.5 million corresponding to an Adjusted EPS, basic, of $32.28 for the same period of last year.

•

Adjusted EBITDA for the three months ended March 31, 2025 and 2024 amounted to $3.0 million and $6.4 million respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 4.0 vessels were owned by the Company during the three months ended March 31, 2025, compared to 3.0 vessels for the same period in 2024.

CEO Dr. Diamantis Andriotis commented:

For the first quarter of 2025, we reported a Net Income of $7.9 million, an increase of 109% from Q1 2024, but our Revenues decreased by 32%, due to the drop in TCE rates.

By April 2025, we had successfully fulfilled all of our capital expenditure commitments without resorting to any bank loans.

We have therefore more than trebled the deadweight tonnage of our fleet, which is exclusively non-Chinese built, without incurring any bank debts.

The global economic environment is poised for a year of mixed signals in 2025, with risks and opportunities influencing the shipping sector.

Economic shocks, financial market responses, and evolving policy measures are expected to shape the outlook, contributing to a cautious, yet dynamic landscape.

Whilst global growth may be moderate, and inflationary pressures persist, these challenges also create room for market adjustments and new trade patterns.

C3is will adapt to these evolving dynamics by focusing on diversification and aligning with the growing emphasis on sustainable practices, which are poised to reshape trade in the coming years.

With careful navigation and adaptability, the Company is well-positioned to leverage regional growth drivers and evolving economic dynamics to maintain resilience in the year ahead.

We would like to thank you for joining us today and look forward to having you with us again at our next call for the results of the 2nd quarter of 2025.

Conference Call details:

On May 15, 2025, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for one of our drybulk vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2024 and March 31, 2025.

FLEET DATA	Q1 2024	Q1 2025
Average number of vessels (1)	3.00	4.00
Period end number of owned vessels in fleet	3	4
Total calendar days for fleet (2)	273	360
Total voyage days for fleet (3)	273	360
Fleet utilization (4)	100.0%	100.0%
Total charter days for fleet (5)	164	247
Total spot market days for fleet (6)	109	113
Fleet operational utilization (7)	93.4%	91.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total number of days the vessels we operated were in our possession for the relevant period, net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before (loss)/gain on warrants and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, (loss)/gain on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)
	Q1 2024	Q1 2025
Net Income - Adjusted Net Income
Net income	3,786,620	7,916,841
Plus/(less) loss/(gain) on warrants	629,871	(6,866,761)
Plus share based compensation	63,464	113,628
Adjusted Net Income	4,479,955	1,163,708
Net Income – EBITDA
Net income	3,786,620	7,916,841
Plus interest and finance costs	752,546	330,545
Less interest income	(209,178)	(149,760)
Plus depreciation	1,382,297	1,625,471
EBITDA	5,712,285	9,723,097
Net Income - Adjusted EBITDA
Net income	3,786,620	7,916,841
Plus/(less) loss/(gain) on warrants	629,871	(6,866,761)
Plus share based compensation	63,464	113,628
Plus interest and finance costs	752,546	330,545
Less interest income	(209,178)	(149,760)
Plus depreciation	1,382,297	1,625,471
Adjusted EBITDA	6,405,620	2,969,964
EPS
Numerator
Net income	3,786,620	7,916,841
Less: Cumulative dividends on preferred shares	(189,583)	(187,500)
Less: Undistributed earnings allocated to non-vested shares	(8,803)	(341,382)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(2,862,000)	(462,000)
Net income attributable to common shareholders, basic	726,234	6,925,959
Denominator
Weighted average number of shares	43,716	465,245
EPS - Basic	16.61	14.89

Adjusted EPS
Numerator
Adjusted net income	4,479,955	1,163,708
Less: Cumulative dividends on preferred shares	(189,583)	(187,500)
Less: Undistributed earnings allocated to non-vested shares	(17,106)	(24,155)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(2,862,000)	(462,000)
Adjusted net income attributable to common shareholders, basic	1,411,266	490,053
Denominator
Weighted average number of shares	43,716	465,245
Adjusted EPS, Basic	32.28	1.05

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q1 2024	Q1 2025
Voyage revenues	12,792,011	8,670,664
Voyage expenses	(2,832,992)	(2,837,998)
Time charter equivalent revenues	9,959,019	5,832,666
Total voyage days for fleet	273	360
Time charter equivalent rate	36,480	16,202

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q1 2024	Q1 2025
Revenues
Revenues	12,792,011	8,670,664

Total revenues	12,792,011	8,670,664

Expenses
Voyage expenses	2,671,089	2,729,019
Voyage expenses – related party	161,903	108,979
Vessels’ operating expenses	1,777,270	2,129,489
Vessels’ operating expenses – related party	33,500	32,500
Management fees – related party	120,120	158,400
General and administrative expenses	1,394,907	527,788
General and administrative expenses – related party	111,436	124,826
Depreciation	1,382,297	1,625,471

Total expenses	7,652,522	7,436,472

Income from operations	5,139,489	1,234,192

Other (expenses)/income
Interest and finance costs	(1,929)	(1,963)
Interest and finance costs – related party	(750,617)	(328,582)
Interest income	209,178	149,760
Foreign exchange loss	(179,630)	(3,327)
(Loss)/gain on warrants	(629,871)	6,866,761

Other (expenses)/income, net	(1,352,869)	6,682,649

Net income	3,786,620	7,916,841

Earnings per share (ii)
- Basic	16.61	14.89
- Diluted	16.61	0.01
Weighted average number of shares
- Basic	43,716	465,245
- Diluted	43,716	23,828,240

ii The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023 and to the reverse stock splits effected in April 2024, in January 2025 and in April 2025.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	March 31, 2025
Assets
Current assets
Cash and cash equivalents	4,640,343	15,691,873
Time deposits	7,948,706	—
Trade and other receivables	2,815,442	3,096,302
Other current assets	—	649,692
Inventories	884,148	1,602,619
Advances and prepayments	21,951	18,630
Operating lease right-of-use assets	28,768	12,896

Total current assets	16,339,358	21,072,012

Non current assets
Vessels, net	84,149,805	82,524,334

Total non current assets	84,149,805	82,524,334

Total assets	100,489,163	103,596,346

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	908,342	1,849,586
Payable to related parties	16,319,561	17,649,881
Accrued and other liabilities	1,272,095	1,228,809
Operating lease liabilities	28,768	12,896
Deferred income	162,108	80,677

Total current liabilities	18,690,874	20,821,849

Non current liabilities
Warrant liability	10,437,034	3,570,273

Total non current liabilities	10,437,034	3,570,273

Total liabilities	29,127,908	24,392,122

Commitments and contingencies
Stockholders’ equity
Capital stock	7,065	7,065
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	71,091,138	71,666,766
Retained earnings	257,052	7,524,393

Total stockholders’ equity	71,361,255	79,204,224

Total liabilities and stockholders’ equity	100,489,163	103,596,346

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	3M 2024	3M 2025
Cash flows from operating activities
Net income for the period	3,786,620	7,916,841
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,382,297	1,625,471
Share based compensation	63,464	113,628
Unrealized foreign exchange loss on time deposits	131,511	—
Unrealized loss/(gain) on warrants	629,871	(6,866,761)
Non-cash lease expense	—	15,872
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	6,207,998	(280,860)
Other current assets	33,846	(649,692)
Inventories	(223,519)	(718,471)
Advances and prepayments	25,328	3,321
Increase/(decrease) in
Trade accounts payable	463,315	941,244
Changes in operating lease liabilities	—	(15,872)
Payable to related parties	999,777	1,334,487
Accrued liabilities	251,052	(43,286)
Deferred income	(36,510)	(81,431)

Net cash provided by operating activities	14,793,672	3,294,491

Cash flows from investing activities
Acquisition and improvement of vessels	(6,801,175)	—
Increase in bank time deposits	8,253,181	—
Maturity of bank time deposits	—	7,948,706

Net cash provided by in investing activities	1,452,006	7,948,706

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	—
Stock issuance costs	(1,733,711)	—
Dividends paid on preferred shares	(191,667)	(191,667)

Net cash provided by/(used in) financing activities	11,222,612	(191,667)

Net increase in cash and cash equivalents	27,468,290	11,051,530
Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	28,163,578	15,691,873